

Mail Stop 3720

January 6, 2011

VIA US MAIL AND FAX (317) 684-5580
Mr. Patrick Walsh
Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **RE:** **Emmis Communications Corporation**
> **Form 10-K for the Year Ended February 28, 2010 as Amended**
> **Filed May 7, 2010**
> **File No. 0-23264**

Dear Mr. Walsh:

We have reviewed your response letter dated October 5, 2010 and your filings and have the following comments. As noted in our letter dated September 21, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

c) Local Programming and Marketing Agreement Fees, page 60

1. We note your response to comment one from our letter dated September 21, 2010.
   Since you deemed that Emmis and Grupo were related parties pursuant to ASC 810-25-
   43(d), you performed an analysis of the provisions of ASC 810-25-44 and concluded that
   Emmis was most closely associated with the VIE. However, we believe that prior to
   performing an analysis of the factors described in ASC 810-25-44, you are required to
   determine whether Emmis or Grupo has a controlling financial interest in the VIE under
   paragraph 38A.

   Provide us with a detailed analysis showing how you evaluated the guidance contained in
   ASC 810-25-38A in determining whether you or Grupo would be deemed the primary
   beneficiary of the VIE.

   In evaluating your response, we also considered foreign ownership restrictions on GRC
   and its ability to overcome these restrictions. We refer to Article 12.3 of the Put and Call
   Agreement which states that "if at the time the Put or Call is exercised, GRC is not
   qualified to acquire the Station under the FCC's rules and policies, then GRC shall
   designate a … Qualified Designee. No consent from Emmis shall be required for the
   assignment." We also noted that you reported in your Form 8-K filed on April 3, 2009,
   that GRC is obligated to find a purchaser who meets all applicable FCC ownership
   requirements if GRC is not qualified to own a Station at the time of purchase.
   Accordingly, Emmis' loss exposure due to a breach of contract could not be presumed.
   Nor is GRC precluded from becoming the primary beneficiary of the VIE based on its
   current foreign ownership status.

2. Tell us the business rationale for entering into the Put and Call Agreement and confirm to
   us that the Station had a fair value of $110 million as of the agreement date. Explain to us
   how the terms were negotiated and the nature and extent of the associated economic risks
   and benefits derived by the counterparties in the transaction. It appears that it is likely
   that Grupo will exercise its call right if the fair value of the Station exceeds $110 million
   and that you will likely exercise the put right if the value of the Station falls below $110
   million. Thus, prior to or upon the expiration of the agreement, it appears that Grupo or
   its qualified designee will most likely own the Station.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director